UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: August 31, 2009 Estimated average burden hours per response .... 2.50

(Check one):

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K
☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: June 30, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

YANGLIN SOYBEAN, INC.
Full Name of Registrant

Nevada	000-52127	20-4136884
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employee Identification No.)

NO. 99 FANRONG STREET, JIXIAN COUNTY
SHUANG YA SHAN CITY
HEILONGJIANG PROVINCE
CHINA, 155900
TELEPHONE: 86-469-469300
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The registrant requires additional time to ensure the accuracy of the information be included in the registrant’s Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mr. Shulin Liu	011-86-469	469-300
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes     ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

YANGLIN SOYBEAN, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2009	By:	/s/ Shulin Liu
Shulin Liu
	Title:	Chairman and Chief Executive Officer

EXPLANATORY NOTE TO PART IV(3)

Our estimated total net sales were approximately $39.8 million for the quarter ended June 30, 2009 compared to net sales of $76.3 million for the same quarter of 2008.   This represents a decrease of $36.5 million, or 47.9%. Our estimated net loss was $4.9 million for the quarter ended June 30, 2009, compared to a net income of $3.56 million for the same quarter of 2008.